

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 4631

July 11, 2017

Russ R. Stolle
Venator Materials PLC
Senior Vice President, General Counsel and Chief Compliance Officer
10001 Woodloch Forest Drive
The Woodlands, Texas 77380

> **Re:** **Venator Materials PLC**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed June 30, 2017**
> **File No. 333-217753**

Dear Mr. Stolle:

We have reviewed your registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. In the last amendment, you identified Huntsman Netherlands B.V. as the sole selling shareholder. The current amendment shows Huntsman International LLC as a second selling shareholder. Please clarify the ownership structure of Venator Materials PLC and tell us why Huntsman Corporation is not identified as the selling shareholder. Because your Item 17 disclosure indicates that you issued shares to Huntsman, your sole shareholder, we would like to better understand the transactions whereby Huntsman transferred your shares to Huntsman Netherlands B.V. and Huntsman International, LLC.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Kate McHale, Staff Attorney, at (202) 551-3464 or me at (202) 551-3397 with any questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief
Office of Manufacturing and
Construction